SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For: November 21, 2008

                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)

                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F [X]                  Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes [ ]                        No [X]

       Bonso Electronics Reports Compliance with NASDAQ Continued Listing
                         Standards and Year End Results

HONG KONG, Nov. 21, 2008 /Globe Newswire/ -- Bonso Electronics International, Inc (Nasdaq: BNSO) today reported that it had been notified by the NASDAQ Stock Market (the "NASDAQ") that Bonso had demonstrated compliance with the with NASDAQ's requirements for continued listing as set forth in Marketplace Rule 4320(e)(12), because the Company had filed its Annual Report on Form 20-F for the fiscal year ended March 31, 2008, with the United States Securities & Exchange Commission ("SEC"). NASDAQ confirmed that the listing review is now closed and that Bonso's common stock will remain listed on The NASDAQ Global Market.

Bonso reported a net loss for the fiscal year ended March 31, 2008 of $8,550,000 or ($1.53) basic and diluted earnings per share, as compared to a net loss of $1,371,000 or ($0.25) basic and diluted earnings per share posted during the same period in the prior year. Net sales for the year ended March 31, 2008 decreased 5.7% to $62,687,000 from net sales of $66,491,000 for the year ended March 31, 2007.

Mr. Anthony So, President and CEO stated: "During the fiscal year ended March 31, 2008, we recognized impairment of $2.4 million for the goodwill and brand name related to our subsidiaries in Germany and Canada, because of the subsidiaries' continued poor operating performance. Also, we wrote off $2.5 million for obsolete inventory. While these factors negatively impacted our reported earnings, they did not have any cash impact to the company." Mr. So said that Bonso experienced higher materials costs during the year, and an increase in administrative and general expenses as well, which contributed to the net loss. In addition, we recorded a provision of approximately $2,164,000 in relation to uncertain tax positions as of April 1, 2007.

Mr. So said further: "We are taking steps to eliminate losing businesses from the Group, and to minimize costs where possible. We maintain a strong cash position, which was $10.2 million (or $1.83 per share) as of March 31, 2008, an increase of 26% as compared to $8.1 million as of March 31, 2007. Being aware of the global economic downturn in 2008, and its unpredictable impact and duration, we intend to focus our efforts on cost reduction and product development, in an effort to return to profitability and meet the requirements of our customers."

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com/.

This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and other risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.

                              -- Tables to Follow -

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                      31-Mar           31-Mar
                                                       2008             2007
                                                       ----             ----

Assets

Current assets
 Cash and cash equivalents                          10,195,362        8,118,018
 Trade receivables, net                              5,264,074        6,739,567
 Inventories, net                                   11,391,318       14,997,788
 Tax recoverable                                         2,117            2,117
 Investment                                               --            700,000
 Other receivables, deposits and
  prepayments                                        4,144,676        2,678,328

 Total current assets                               30,997,547       33,235,818

Deferred income tax assets                             191,618           87,369
Goodwill                                                  --            842,821
Brand name and other intangible
 assets, net                                           502,494        2,313,434
Other non-current assets                               155,125             --
Property, plant and equipment, net                   9,939,064       11,039,173

 Total assets                                       41,785,848       47,518,615


Liabilities and shareholders' equity

Current liabilities
 Bank overdraft                                        811,354          459,710
 Notes payable                                       3,863,465        3,736,526
 Accounts payable                                    5,985,403        5,354,326
 Accrued charges and deposits                        3,359,557        2,357,132
 Income tax payable                                      6,888          814,374
 Short-term loans                                    3,894,159        3,576,366
 Current portion of long-term debts
  and capital lease obligations                        176,930           95,725

 Total current liabilities                          18,097,756       16,394,159


Capital lease obligations, net of
 current maturities                                    183,761           59,258
Income tax liabilities                               2,595,135             --
Deferred income tax liabilities                          4,460           13,901
Total Liabilities                                   20,881,112       16,467,318

Shareholders' equity

Preferred stock par value $0.01 per
 share
- authorized shares - 10,000,000                          --               --
- issued and outstanding shares :
  March 2007 & 2006-nil
  Common stock par value $0.003 per share
- authorized shares - 23,333,334                          --               --
- issued and outstanding shares :
  March 2007 & 2006 - 5,577,639                         16,729           16,729
Additional paid-in capital                          21,764,788       21,764,788
Retained earnings                                   (1,129,819)       9,584,181
Common stock held at treasury
 (260,717 shares at par)                            (1,328,560)      (1,328,560)
Accumulated other comprehensive
 income                                              1,581,598        1,014,159
                                                    20,904,736       31,051,297

Total liabilities and shareholders'
 equity                                             41,785,848       47,518,615

                      BONSO ELECTRONICS INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)

                                                         Twelve months ended
                                                               MAR 31
                                                       2008               2007
                                                       ----               ----

Net sales                                             62,687             66,491
Cost of sales                                        (57,683)           (53,946)

Gross margin                                           5,004             12,545

Selling expenses                                       2,480              2,477
Salaries and related costs                             5,781              5,438
Research and development
 expenses                                                883                983
Administration and general
 expenses                                              4,638              3,004
Amortization of brand name                               200                200
Loss from water damage                                  --                  701
Impairment of goodwill                                   843               --
Impairment of brand name                               1,597               --
Impairment of share
 Investment                                              200               --

(Loss) from operations                               (11,618)              (258)
Interest income                                          203                313
Other income                                           3,440                302
Interest expenses                                       (693)              (626)
Foreign exchange loss                                   (216)              (184)

(Loss)\Income before income
 taxes and minority interest                          (8,884)              (453)
Income tax expense                                       334               (918)

Net(loss)\ Income before
 minority interest                                    (8,550)            (1,371)
Minority interests                                      --                 --

Net (loss)\Income                                     (8,550)            (1,371)

Earnings per share (in
 U.S.Dollars per share)
 Basic                                                 (1.53)             (0.25)
 Diluted                                               (1.53)             (0.25)

Weighted average shares
 (Basic)                                           5,577,639          5,577,639
Weighted average shares
 (Diluted)                                         5,577,639          5,577,639


The diluted net loss per share was the same as the basic net loss per share for the year ended Mar 31, 2008 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information about Bonso, please contact:

Albert So
Financial Controller
Tel: +852-2605-5822
Fax: +852-2691-1724

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                           (Registrant)

Date:  November 21, 2008                   By: /s/ Albert So
                                               -------------
                                               Albert So, Financial Controller